Contact

www.linkedin.com/in/tommatzen (LinkedIn)
linksgolfcafe.com/ (Other)
tommatzen.com (Other)
ravingfansforlife.com/ (Other)

Top Skills

Business Golf

Entrepreneurship

Creating Raving Fans

Languages

American (Native or Bilingual)

English (Native or Bilingual)

Canadian (Native or Bilingual)

Certifications

Business Golf Certified

Publications

Episode #003: How to Turn Your Hobby Into a Business with Tom Matzen

Episode #25: The Breakthrough Show,

Episode #687: Tom Matzen: Webinars Suck

Episode #026: Case Study: 7 Figure Strategic Alliances with Tom Matzen

Creating High Ticket Courses with Tom Matzen

Tom Matzen

★ Helping Ambitious Entrepreneurs Grow To Seven Figures & Beyond★ Love golf and coffee? Meet Links Golf Cafe★
Greater Vancouver Metropolitan Area

Summary

Attn: Entrepreneurs - Do you love golf, coffee and making money? Consider investing in your own business that combines all three. Think STARBUCKS® meets eSports meets Country Club for Small Business Owners & Entrepreneurs ---------------▾▾ CLICK THE BLUE "SEE MORE" BUTTON BELOW RIGHT NOW ------------▾▾

Introducing Links Golf Cafe

The Most Profitable And Fun Coffee Business You Can Own.

The margins of the coffee business, the engaging fun of the golf simulators, and the recurring monthly revenue of memberships all in one place.

Assuming there's golf in heaven, this may be the answer to their prayers.

► The BEST part?

You don't have to do this on your own. Consider joining us in the world's first golf cafe franchise.

Our goal is to create the world's best franchise.

Imagine for a moment what would that look like for you
❶ Something you're passionate about.
❷ Something that makes an impact through the generations.
❸ Something that brings people together.
❹ And yes, something that can make good money.

Quite simply, that's our goal.

Our vision to create the world's best franchise. To do that we will need to attract some of the world's best entrepreneurs and investors, some of the world's best team, and some of the world's best customers.

We have a plan to do just that, and invite you to learn more. Let's see if you're a good fit for us, and if our vision is a good fit for you.

► WHO IS THIS FOR?

This is for you:
★ If your word is your bond,
★ If you believe in building people up rather than tearing people down, and
★ If you want your team to run your Links Golf Cafe, not you every day, then you may be a perfect fit.

► The BIG Question - Isn't it time you had a business that filled you with joy rather than sucked the life out of you?

► YOUR NEXT STEP

►►► Visit our initial franchise page, and if you like what you see, book a quick chat and let's talk.
→https://linksgolfcafe.com/

There are five different ways to play with us.

Tom Matzen & Simon Hedley, Founders
Links Golf Cafe LLC

Experience

More Life More Profit Virtual Event

◆◆ATTN: ENTREPRENEURS◆◆ Do You Have The Courage To Earn
TWICE As Much With HALF The Stress in 2023?
November 2022 - Present (2 months)
Vancouver, British Columbia, Canada

Attn: Entrepreneurs - Give us three days, and we'll give you the 16
breakthrough strategies you need to make 2023 by far your best year yet!
Presenting the More Life More Profit Virtual Event.

Are you sick and tired of lame summits with dozens of speakers that either
have no clear message or just wanting you to "opt in" so they can sell you
something?

So are we.

We know there had to be a better way. A way to get street smart advice from
street smart entrepreneurs, without wasting a ton of time.

And without a constant pitch fest.

So we asked ourselves an important question. What would be better? What
would be so much better that we'd gladly invite our tribes to attend and even
pay to learn? And, it had to be fun along the way!

So we reached out to a few dozen of our best entrepreneur friends and told
them about our vision. 62 of them applied to join us!! We were blown away.

So we've narrowed it down to sixteen of us. Sharing one of their best, most
impactful strategies to truly earn twice as much with HALF the stress.

Yep, not just more sales. But more sales with less effort.

All personally screened by us. Some you may know, many you won't. That's
because we're focusing on impact not ego. For them, and for you.

Give us three days, and we'll share the best sixteen strategies to make 2023
not only your best year ever, but way more fun along the way.

~ Dannella Burnett & Tom Matzen, Hosts,

More Life More Profit Virtual Event 2022

Learn more at https://www.morelifemoreprofit.com/

Links Golf Cafe
◆◆ATTN: ENTREPRENEURS◆◆ Love golf, coffee & making money? Presenting the world's first golf cafe
January 2022 - Present (1 year)
Vancouver, British Columbia, Canada

Attn: Entrepreneurs - Do you love golf, coffee and making money? Consider investing in your own business that combines all three. Think STARBUCKS® meets eSports meets Country Club for Small Business Owners & Entrepreneurs

Introducing Links Golf Cafe

The Most Profitable And Fun Coffee Business You Can Own.

The margins of the coffee business, the engaging fun of the golf simulators, and the recurring monthly revenue of memberships all in one place.

Assuming there's golf in heaven, this may be the answer to their prayers.

Residual Income Academy
◆◆ATTN: ENTREPRENEURS◆◆ Want to build residual & passive income while growing your main business?
October 2022 - Present (3 months)
San Antonio, Texas, United States

Attn: Entrepreneurs - Want to build residual & passive income while growing your main business? Presenting the Residual Income Academy.

let us help you generate five thousand a month in passive or residual income without sacrificing your main business or your family life in the process.

Learn more on our deep dive workshop at www.ResidualIncomeAcademy.org

Entrepreneur Coach, Inc.
Chief Entrepreneur Coach
June 1985 - Present (37 years 7 months)
Vancouver

A serial entrepreneur, Tom's business coaching background began in 1985.

Tom's unique understanding of how to earn twice as much with half the stress, which led to a book by the same title is re-inventing how business people make more money with less effort.

As someone that has started some 82 businesses of his own, Tom has made more mistakes on his own businesses already than most people make in a lifetime. He has made and lost millions, several times over. His personal coaching clients have generated more than one hundred million in sales, many just by learning from the lessons learned in Tom's business career.

Tom is passionate about helping business leaders of all levels get massive results by "opening their own floodgates" of revenue and creating "more life" in the process. Truly earning more money playing golf than you ever could sitting in an office.

To receive a complimentary copy of his latest book Earn Twice As Much With Half the Stress, email tom@getittogether.com with Subject "please send your book".

Earn Twice As Much With Half The Stress Seminars
International Speaker and Lead Seminar Presenter
June 2005 - Present (17 years 7 months)

I lead seminars and workshops to help entrepreneurs and sales professionals earn more money and have less stress.

To see a short video of me and my bio, scroll to the bottom of this section and watch the slideshare video.

To learn more about having me speak at your event, visit www.tommatzen.com

www.TomMatzen.com
Business Growth and Strategic Philanthropy Speaker
January 2012 - Present (11 years)
Vancouver, Canada Area

Authority entrepreneurs hire Tom to build seven and eight figure enterprises by helping them package their wisdom and knowledge and build a global movement in the process.

Tom has started some 89 businesses of his own, eight to seven figures and beyond. More importantly, his personal coaching clients have generated more than one hundred million in sales in dozens of industries.

However he has made more mistakes on his own businesses already than most people make in a lifetime. He has made and lost millions, several times over.

A two times international best-seller with three books, Tom has shared his message to more than 100,000 entrepreneurs on four continents, and in hundreds of TV, Radio, print and podcast interviews.

He now leads an emerging global enterprise with a mission to empower 10,000 Authority Entrepreneurs to build global movements and 7 & 8 figures businesses by Dec. 2024.

To consider hiring Tom for an event, go to http://www.tommatzen.com/

Strategic Alliance Summit
Founder
March 2014 - Present (8 years 10 months)
Vancouver, Canada Area

Let Me Show You A Risk-Free Way To Acquire A Surge Of New Buyers For FREE

WITHOUT posting on social media, running paid ads, doing content marketing, cold outreach, webinars, or even building an email list!

Sounds Like a Pipe Dream?
Not if you use a simple new risk-free strategy called...
"Leveraged Acquisition"

Discover a unique new method on how you can "piggyback" off of someone else's business assets… In a way that guarantees you dozens — or even hundreds — of new buyers in as little as a few days at ZERO cost!

In fact, this strategy allows you to ethically "deposit" customers directly from your competitors' audience into yours...

...And have them thank you for it!

I want to show you exactly how you can easily find influencers who've already built an engaged audience bursting with the exact same buyers you'd like to attract…

We'll let you know when our next event is, early 2023 is the plan.

Start And Run A Profitable Coffee Bar
◆◆LOVE COFFEE?◆◆ Want To Own A Million Dollar Coffee Business?
August 1991 - Present (31 years 5 months)
Vancouver, Canada Area

Personally opened 47 coffee bars, consulted on 187 coffee bars, and wrote the international best seller Start and Run a Coffee Bar (168,000 copies sold). Conducted seminars and workshops across the US and Canada. In 2021 launching the Million Dollar Coffee Business Program. Learn more at http://startandrunaprofitablecoffeebar.com/

Entrepreneur Empowerment Institute
Chief Movement Maker
July 2018 - May 2022 (3 years 11 months)
Vancouver, Canada Area

Our Mission is to reverse the failure rate of small business across the globe.

Our Vision is to inspire entrepreneurs to embrace the new norm in business of doing good and making money at the same time.

Learn how to improve your business with one of our free Master Classes: http://masterclass.entrepreneurempowerment.org/

Or apply for one of our full scholarships today: https://entrepreneurempowerment.org/scholarship

Embark Million Dollar Authority Partnership
Chief Movement Maker
March 2017 - May 2022 (5 years 3 months)
Vancouver, Canada Area

Entrepreneurs, are you sick and tired of inconsistent cash flow? Imagine packaging your wisdom and knowledge into a High Ticket Program that Guarantees Results for your Clients.

We're so committed to this for you, we're awarding ten million in scholarships in 2021.

To see if you qualify go to: https://entrepreneurempowerment.org/scholarship

Tom Matzen and David Kellam, Co-Founders,
Embark Million Dollar Authority Partnership

PS Isn't it time you had the influence, income and impact you deserve?

Do Good and Make Money Super Summit
Chief Movement Maker
July 2019 - February 2021 (1 year 8 months)
Cyberspace

Do you want more impact, influence and income? Are you a purpose-driven Entrepreneur or Nonprofit leader that wants insight, inspiration and actionable ideas? Join 76+ experts and world class entrepreneurs as they reveal how to have just that. This 8-Day Online Event is free and ran Sept 23-30, 2019. See all that shared their wisdom with us at http://bit.ly/super-summit

Survive and Thrive or Crash and Burn Small Business Success Summit
◆◆ SUMMIT HOST ◆◆ Expert Topic: "Small Business Success"
April 2020 - December 2020 (9 months)
Vancouver, British Columbia, Canada

» SUMMIT TOPICS:

Inspiration, strategies and tactics to help Entrepreneurs and Small Businesses survive and thrive.

» SUMMIT TITLE:

"Survive and Thrive or Crash and Burn Small Business Success Summit"

» PRESENTATION DESCRIPTION:

Many business owners are in what seems full on panic mode. And while
that seems justified right now, the truth is you need to move towards being
proactive. In this talk we discuss some of the panic buttons business owners
are hitting right now that are actually hurting them instead of doing them good.
Don't panic, be proactive instead, and set your business up for roaring success
when we move into the recovery.

» PRESENTATION ACCOLADES:

Strategic Philanthropy Global Summit
Co-Founder
March 2015 - May 2017 (2 years 3 months)
On-Line Cyber Summit

Strategic Philanthropy Global Summit: The Counter-Intuitive Strategy for
the 21st Century Entrepreneur. Our mission is to empower entrepreneurs to
embrace the new norm in business of doing good and making money at the
same time.

Over the last three years we've interviewed dozens of entrepreneurs and
change-makers, and they've shared their keys to success.

More to come.

Quantum Business Golf International
Co-Founder, Chief Business Golfer
January 2012 - May 2016 (4 years 5 months)
Vancouver, BC, Canada

We show you how to turn your business into a perpetual revenue generating
machine, by using the power and fun of business golf. If you want more
prosperity, energy and joy we can show you how.

For a complimentary 60 minute webinar called How To Profit From Golf
Tournaments, visit https://quantumbizgolf.infusionsoft.com/go/EFW/a102/

Rotary International

Member
December 2011 - June 2013 (1 year 7 months)
Bowen Island Rotary

As a new resident of Bowen Island, I want to give back to the community, and love what Rotary stands for. As a business coach and business golfer, I'm always looking for new ways to connect and make friends. This Chapter is filled with doers. Visit our local chapter website at http://www.clubrunner.ca/Portal/Home.aspx?cid=7627

Aegis Investment Management (Golf), Inc.
President & CEO
January 2010 - December 2010 (1 year)

Our merger to be a public company has happened, and we're proud to announce our new corporate name. Aegis, from the sheild of Zeus, means "under the care and protection of". We believe our franchise owners and stakeholders are under our care and protection, and look forward to an inspiring journey on the Toronto Stock Exchange.

Parmasters Golf Training Centers, Inc.
President and CEO
July 2004 - December 2009 (5 years 6 months)

Created the world's first year-round indoor golf training center franchise that literally guaranteed results.

Entrepreneur Coach Inc
President and Chief Entrepreneur Coach
March 1993 - June 2005 (12 years 4 months)
Calgary, Canada Area and Vancouver, Canada Area

Entrepreneur coaching, marketing growth, and franchise consulting

Clam Chowder For The Soul
Co-Founder and Strategic Philanthropy Director
June 1997 - August 2001 (4 years 3 months)

A not-for-profit that allowed inspiring business and community leaders to share their stories. Proceeds raised donated to The Random Acts of Kindness Foundation.

Cheesesteaks Plus Restaurants
Entrepreneur, Co-Founder, VP Sustainable Development
April 1988 - September 1995 (7 years 6 months)

Developed a small chain of tasty, high end fast food sandwiches.

Koala Springs Canada
Western Canadian Sales Director
September 1988 - April 1990 (1 year 8 months)

Coordinate sales and marketing strategies for new healthy beverage as we rolled out across Western Canada. Sales increase triple digit year over year.

Ivanhoé Cambridge
Marketing Director Capilano Mall
February 1988 - September 1989 (1 year 8 months)

Took an established Regional Shopping Center that was in double digit sales declines and increased sales per square foot 23%.

McDonald's Corporation
Manager, Forest Lawn McDonalds Restaurant
March 1980 - June 1985 (5 years 4 months)

Manager at the second busiest McDonald's Restaurant in Western Canada.

Dale Carnegie Training
Instructor, Speaker Trainer, and Sales Rep
September 1982 - April 1985 (2 years 8 months)

Sold personal development training programs, helped instruct, and gave speaking presentations.

Education

University of Saskatchewan
Commerce · (1980 - 1982)

Mount Royal Collegiate Institure
High School/Secondary Diplomas and Certificates · (1976 - 1980)